

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 29, 2017

VIA E-mail
Joseph E. (Jeff) Consolino
Executive Vice President and Chief Financial Officer
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202

> **Re: American Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-13653**

Dear Mr. Consolino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance